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EXHIBIT 21

List of Subsidiaries	Jurisdiction of Incorporation or Organization
Isolagen Technologies, Inc. (1)	Delaware
Isolagen Europe Limited (2)	United Kingdom
Isolagen Australia Pty Limited (2)	Australia
Isolagen International S.A. (2)	Switzerland

(1)
Wholly owned subsidiary of Isolagen, Inc.

(2)
Wholly owned subsidiary of Isolagen Technologies, Inc.

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  EXHIBIT 21